Exhibit 99.30

GOLDMINING INC.

(THE "COMPANY")

CODE OF BUSINESS CONDUCT AND ETHICS

(April 3, 2020)

1.	INTRODUCTION

The Company has adopted this code of business conduct and ethics (this "Code") to assist all employees, officers and directors of the Company (collectively, the "GOLD Representatives") to maintain the highest standards of ethical conduct in corporate affairs. It is designed to encourage among GOLD Representatives a culture of honesty, accountability and fair business practice, and to promote full, fair and timely public disclosure and compliance with applicable governmental laws, rules and regulations. This Code is also intended to comply with Canadian securities law requirements.

2.	ADMINISTRATION

The board of directors of the Company (the "Board") is ultimately responsible for the administration of this Code. GOLD Representatives should direct questions concerning this Code to the Chief Financial Officer and Chief Executive Officer of the Company or the chair of the nominating and corporate governance committee of the Board.

While this Code is designed to provide helpful guidelines and key principles of conduct and ethics, it is not intended to address every situation. Dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether such conduct is specifically referenced in this Code. GOLD Representatives shall not engage in any activity that adversely affects the reputation or integrity of the Company.

The Company will take such disciplinary or preventive action as it deems appropriate to address any existing or potential violation of this Code that is brought to its attention. Any GOLD Representative in a situation that he or she believes may violate or lead to a violation of this Code should follow the reporting procedures described in Section 15 hereof.

Any waivers from this Code will be granted only by the Board or a committee thereof.

3.	OVERVIEW

This Code governs the business-related conduct of all GOLD Representatives, including, but not limited to, the Chief Executive Officer, the Chief Financial Officer and all other directors, officers and employees of the Company.

4.	FAIR DEALINGS

Deal fairly and honestly with the Company's advisors, suppliers, consultants, other employees, and anyone else with whom GOLD Representatives have contact in the course of performing their job. GOLD Representatives should not take unfair advantage of anyone through manipulation, concealment, misappropriate or abuse of confidential information, falsification, misrepresentation of material facts or any other unfair dealing practice.

The Company requires that all contracts, agreements and other documents correctly set forth the terms of the underlying business arrangement and that any such documents are reviewed and approved through established Company policy and procedures.

5.	COMPLIANCE WITH LAWS, REGULATIONS AND RULES

GOLD Representatives will at all times obey and comply with all federal, provincial, state and local laws, regulations and ordinances applicable in the jurisdictions in which the Company operates, and should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with such laws, regulations and ordinances. Although GOLD Representatives are not expected to know the details of all applicable laws and regulations, they are expected to be sufficiently familiar with such laws and regulations to be able to identify potential issues and to seek advice from appropriate personnel when in doubt.

GOLD Representatives will not commit or condone an unethical or illegal act nor instruct another employee, consultant, contractor, supplier or representative of the Company to do so. GOLD Representatives will not authorize or permit any consultant, contractor, distributor or representative of the Company to have authority to enter into, incur, make, change, enlarge or modify any contract, liability or agreement, obligation, representations, guarantee, warranty or commitment on behalf of the Company or its affiliated companies unless expressly approved by duly authorized representatives of the Company in the performance of the services contemplated under their respective agreement.

GOLD Representatives are required to comply with the Company's Insider Trading and Corporate Disclosure Policy, if any, and all other policies and procedures applicable to them that are adopted by the Company from time to time.

6.	TRADING IN SECURITIES OF THE COMPANY

Securities legislation prohibits individuals with access to inside material or privileged information with respect to a company from trading in the securities of that company or sharing such information with others before it has been publicly disclosed. GOLD Representatives are required to comply with all insider trading laws, rules and regulations. Please refer to the Company's Insider Trading and Corporate Disclosure Policy, if any, which deals with these matters in greater detail, and which should be read in conjunction with this Code of Conduct.

7.	CONFLICTS OF INTEREST

GOLD Representatives are expected to make or participate in business decisions and actions in the course of their relationship with the Company, based on the best interests of the Company and not based on personal relationships or benefits. A conflict of interest, which can occur or appear to occur in a wide variety of situations, may compromise a GOLD Representative's ability to act ethically.

Generally, a conflict of interest occurs when the personal interest of a GOLD Representative, an immediate family member of a GOLD Representative, or a person with whom a GOLD Representative has a close personal relationship, interferes, or has the potential to interfere, with the interests or business of the Company. Conflicts of interest also arise when a GOLD Representative or an immediate member of a GOLD Representative receives improper personal benefits as a result of his or her position in the Company.

Any GOLD Representative who becomes aware of a conflict or potential conflict should bring it to the attention of the Chief Financial Officer and Chief Executive Officer or the chair of the nominating and corporate governance committee. Transactions between related parties (as defined in applicable securities laws) will not be conflicts of interest under this Code if they are reviewed and approved in accordance with the requirements of those regulations.

8.	CORPORATE OPPORTUNITIES

GOLD Representatives must not appropriate for themselves the benefit of any business venture, opportunity or potential opportunity he or she learns about in the course of his or her employment or office with the Company. A GOLD Representative must not use the Company's proprietary information or position for personal gain or compete against the Company, either directly or indirectly. GOLD Representatives owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

No GOLD Representative may acquire securities of another party if ownership of the securities would be likely to affect adversely either the person's ability to exercise independent professional judgment on behalf of the Company or the quality of such person's work. GOLD Representatives must at all times follow the Company's other policies concerning the trading of securities, including the Insider Trading and Corporate Disclosure Policy, if any.

9.	ANTI-BRIBERY AND ANTI-CORRUPTION & ACCEPTING OR GIVING GIFTS

The Company and GOLD Representatives are required to comply with Canada's Corruption of Foreign Public Officials Act (the "CFPOA"), the U.S. Foreign Corrupt Practice Act (the "FCPA") and any anti-bribery or anti-corruption laws that may be applicable.

GOLD Representatives are prohibited from offering, paying, promising or authorizing any payment or other benefit to a government official (including employees of a government or a state-owned entity, political parties and candidates for political office) or any other person, directly or indirectly, through or to a third party for the purpose of:

●	causing the person to act or fail to act in a certain manner in the performance of his or her duties;

●	inducing the person to use his or her position to influence any acts or decisions of a government or a governmental agency or entity; or

●	securing an improper advantage, contract or concession, for the Company or any other party.

For the purposes of this Code of Conduct, "corruption" is the misuse of power by government officials or other parties for illegitimate private gain, and "bribery" is the offer, promise or provision, directly or indirectly, of a loan, reward, advantage or benefit of any kind to a person in a position of power in an effort to influence that person's conduct in order to obtain an improper advantage. Bribery and corruption can take many forms, including the provision or acceptance of:

●	cash payments;

●	jobs or "consulting" relationships for the official or his or her family or friends;

●	stock options;

●	commissions or kickbacks;

●	investment opportunities;

●	social benefits;

●	political or charitable contributions or sponsorships;

●	excessive gifts, entertainment or hospitality and reimbursement of expenses; or

●	personal favours to the official or his or her family or friends.

GOLD Representatives must avoid activities or relationships that conflict with the Company's interests or adversely affect the Company's reputation. The types of activities and relationships GOLD Representatives must avoid include, but are not limited to:

●	Accepting or soliciting a gift, favor, or service that is intended to, or might appear to, influence the GOLD Representative's decision-making or professional conduct.

●

Giving or offering to give any gift, gratuity, favor, entertainment, reward, "bribe" or "kickback" or any other thing of value that might influence or appear to influence the judgment or conduct of the recipient in the performance of his or her job. This includes transactions with government personnel, customers and suppliers.

GOLD Representatives may give or receive unsolicited gifts or entertainment, such as logo items, only in cases where the gifts or entertainment are of nominal value, are customary to the industry, will not violate any laws and will not influence or appear to influence the recipient's judgment or conduct at his or her employer's business.

10.	PUBLIC DISCLOSURES

The Company has an obligation under applicable securities laws to make full, fair, accurate, timely and understandable disclosures in its financial records and statements, in reports and documents that it files with or submits to securities regulatory authorities, and in its public communications. Please refer to the Company's Insider Trading and Corporate Disclosure Policy, if any, which deals with these matters in greater detail, and which should be read in conjunction with this Code of Conduct.

11.	SHAREHOLDER RELATIONS

The Company values good relations with its shareholders. It always attempts to respond to their inquiries and requests as quickly as possible. All requests from investors or shareholders for information concerning the Company and its business should be forwarded to the Chief Financial Officer and Chief Executive Officer.

12.	USE OF COMPANY PROPERTY

GOLD Representatives are entrusted with the care, management and cost-effective use of the Company's property and will not to make use of these resources for their own personal benefit or purposes or for the personal benefit of anyone else.

GOLD Representatives will ensure that all Company property assigned to them is maintained in good condition and they should be able to account for such equipment. Any dispositions of Company property should be for the benefit of the Company and not for personal benefit.

Access to the Company's computer systems is restricted where computer systems are defined as any combination of hardware, programs, applications, peripheral devices, personnel and/or associated documentation.

Passwords are to be kept confidential and use of the computer systems is limited to authorized business purposes with the exception of nominal personal use of email and voicemail which does not interfere or conflict with business use.

13.	HANDLING OF CONFIDENTIAL INFORMATION

In addition to the Company's Insider Trading and Corporate Disclosure Policy, if any, and the general restrictions regarding material non-public information, GOLD Representatives should observe the confidentiality of information that they acquire by virtue of their relationship with the Company, except where disclosure is approved by an executive officer of the Company or otherwise legally mandated. In addition, GOLD Representatives must safeguard the Company's proprietary information.

14.	DISCRIMINATION AND HARASSMENT

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate illegal discrimination or harassment of any kind.

15.	REPORTING OF VIOLATIONS PROCEDURE

Any GOLD Representative who observes, learns of or otherwise, in good faith, suspects a violation of this Code must report the violation to the Chief Financial Officer and Chief Executive Officer or the chair of the nominating and corporate governance committee.

The Company is committed to taking prompt action with respect to reports of any violations of the Code. Once a violation is investigated, appropriate action will be taken. Management has the right to determine the appropriate disciplinary action for a violation.

16.	COMPLIANCE

All GOLD Representatives have a responsibility to understand and follow this Code. In addition, all GOLD Representatives are expected to perform their work with honesty and integrity in all areas not specifically addressed in this Code. The Company will discipline any GOLD Representative who violates this Code or related policies. GOLD Representatives should be aware that in addition to any disciplinary action taken by the Company, violations of some of this Code may require restitution and may lead to civil or criminal action against any GOLD Representatives involved.

Records of all violations of this Code and the disciplinary action taken will be maintained by the Company.

The Company will notify and cooperate with the police or other governmental authorities regarding acts of GOLD Representatives involving violations of law.

17.	COMMUNICATIONS

The Company strongly encourages dialogue among GOLD Representatives to make everyone aware of situations that give rise to ethical questions and to articulate acceptable ways of handling those situations.

18.	SUPPLEMENTARY NATURE

This Code supplements any contractual obligation any person may have under the terms of any agreement with the Company. This Code is not intended to create any contract (express or implied) with any person, including, without limitation, any employment or consulting contract, or to constitute any promise that a person's employment or consulting arrangement will not be terminated except for cause.

19.	REVIEW OF CODE

On an annual basis, this Code will be reviewed by the nominating and corporate governance committee of the Board and amendments will be made as required.

No waivers of any provision of this Code may be made except by the Company's Audit Committee.